UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No.     )*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05541T 10 1	13D	PAGE 2 OF 28 PAGES

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cantor Fitzgerald, L.P. (I.R.S. Identification No. 13-3680189)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0 shares of Class A Common Stock
(8) SHARED VOTING POWER 42,580,372 shares of Class A Common Stock
(9) SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
(10) SHARED DISPOSITIVE POWER 42,580,372 shares of Class A Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,580,372 shares of Class A Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%
(14)	TYPE OF REPORTING PERSON PN

CUSIP NO. 05541T 10 1	13D	PAGE 3 OF 28 PAGES

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CF Group Management, Inc. (I.R.S. Identification No. 13-3679422)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0 shares of Class A Common Stock
(8) SHARED VOTING POWER 43,017,929 shares of Class A Common Stock
(9) SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
(10) SHARED DISPOSITIVE POWER 43,017,929 shares of Class A Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,017,929 shares of Class A Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP NO. 05541T 10 1	13D	PAGE 4 OF 28 PAGES

(1)	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Howard W. Lutnick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 10,119,735 shares of Class A Common Stock
(8) SHARED VOTING POWER 43,193,518 shares of Class A Common Stock
(9) SOLE DISPOSITIVE POWER 10,119,735 shares of Class A Common Stock
(10) SHARED DISPOSITIVE POWER 43,193,518 shares of Class A Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,313,253 shares of Class A Common Stock
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.0%
(14)	TYPE OF REPORTING PERSON IN

CUSIP NO. 05541T 10 1	13D	PAGE 5 OF 28 PAGES

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of BGC Partners, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 499 Park Avenue, New York, New York 10022. The Company’s principal business is to provide integrated voice and electronic execution and other brokerage services to brokerage houses and banks for a broad range of global financial products, including fixed income securities, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments.

Item 2.	IDENTITY AND BACKGROUND.

(a), (b) and (c) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (which is incorporated by reference herein) by:

(i) Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”);

(ii) CF Group Management, Inc., a New York corporation (“CFGM”); and

(iii) Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”).

The principal business of CFLP is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of CFLP. Mr. Lutnick’s principal occupation is serving as Chairman, President and Chief Executive Officer of CFLP and as Chairman and Co-Chief Executive Officer of the Company. Mr. Lutnick is the President and sole shareholder of CFGM.

The principal place of business of each Reporting Person is as follows:

(i) CFLP, 499 Park Avenue, New York, New York 10022.

(ii) CFGM, c/o CFLP, 499 Park Avenue, New York, New York 10022.

(iii) Howard W. Lutnick, c/o BGC Partners, Inc., 499 Park Avenue, New York, New York 10022.

See Schedule A hereto for information regarding the additional persons listed thereon (KBCR Management Partners, LLC, a Delaware limited liability company (“KBCR”), Stuart A. Fraser, Stephen M. Merkel, Edith Lutnick, Douglas Barnard and Allison Lutnick.)

(d) and (e) During the last five (5) years, no Reporting Person or any other person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lutnick is a United States citizen. See Schedule A hereto for the citizenship of the additional persons listed thereon.

CUSIP NO. 05541T 10 1	13D	PAGE 6 OF 28 PAGES

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Concurrently with the Company’s initial public offering in December 1999, CFLP contributed to the Company substantially all of its assets. In exchange for these assets, the Company issued to CFLP and Cantor Fitzgerald Securities (“CFS”), a subsidiary of CFLP, 8,800,000 and 35,200,000 shares, respectively, of its Class B common stock, par value $0.01 per share (the “Class B Common Stock”). CFS then converted 3,350,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and sold such shares of Class A Common Stock in the initial public offering. After the initial public offering, CFS held 31,850,000 shares of Class B Common Stock, which, together with CFLP’s 8,800,000 shares of Class B Common Stock, represented an aggregate of approximately 98% of the voting power of the Company’s capital stock outstanding at the time. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The rights of holders of shares of Class A Common Stock and Class B Common Stock are substantially identical, except that holders of Class B Common Stock are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share, on all matters to be voted on by stockholders in general. Class A Common Stock and Class B Common Stock are hereinafter collectively called “Common Stock.”

Prior to September 14, 2005, CFLP and CFS converted an aggregate of 6,158,530 and 12,352,200 shares, respectively, of Class B Common Stock into shares of Class A Common Stock. On September 14, 2005, CFS made a pro rata distribution of Common Stock to CFLP and CFGM, the partners of CFS, as follows: 535,990 shares of Class A Common Stock and 19,449,055 shares of Class B Common Stock to CFLP; and 1,343 shares of Class A Common Stock and 48,745 shares of Class B Common Stock to CFGM. Since September 14, 2005, CFLP has converted an aggregate of 2,641,470 shares of Class B Common Stock into shares of Class A Common Stock.

In connection with the Company’s initial public offering in December 1999, the Company awarded Mr. Lutnick options to purchase 2,500,000 shares of Class A Common Stock and Mr. Merkel options to purchase 100,000 shares of Class A Common Stock. See Item 6 for details regarding these awards. On June 9, 2000, Mr. Lutnick received from CFLP rights to acquire all of the Class A Common Stock held of record by him in connection with an Offer to Exchange, dated May 8, 2000 (the “Exchange Offer”), pursuant to which certain limited partnership units in CFLP were exchanged for new limited partnership units in CFLP and rights to acquire Class A Common Stock from CFLP on certain dates subject to certain conditions. In addition, in connection with the Exchange Offer, CFGM received from CFLP rights to acquire 387,469 shares of Class A Common Stock and Mr. Merkel obtained rights to acquire 38,127 shares of Class A Common Stock. In addition, in connection with the Exchange Offer, Mr. Fraser obtained rights to acquire all of the Class A Common Stock held of record by him, and Lord Lovat, Inc., a Delaware corporation (“Lord Lovat”), whose sole shareholder is Mr. Fraser, obtained rights to acquire 491,736 shares of Class A Common Stock. CFLP subsequently transferred shares of Class A Common Stock in fulfillment of such rights. Since the Exchange Offer, Lord Lovat sold 50,000 of its shares of Class A Common Stock pursuant to a registration statement on Form S-3, which was declared effective by the U.S. Securities and Exchange Commission on March 7, 2001, and sold the remaining 441,736 shares of Class A Common Stock in open market transactions. Since the Exchange Offer, the Company has awarded Mr. Lutnick an aggregate of 7,175,000 options to purchase shares of Class A Common Stock, and Mr. Merkel an aggregate of 600,000 options to purchase Class A Common Stock. Except for 90,000 options exercised by Mr. Merkel, none of these options have been exercised, and all such options are still outstanding, except for 500,000 options granted to Mr. Lutnick which have expired. Since the Exchange Offer, the Company has awarded Mr. Merkel an aggregate of 15,485 restricted stock units (“RSUs”). As of April 1, 2008, Mr. Lutnick has been awarded an aggregate of 9,675,000 options to purchase shares of Class A Common Stock, including the 500,000 which have expired. As of April 1, 2008, Mr. Merkel has been awarded an aggregate of 700,000 options to purchase shares of Class A Common Stock and an aggregate of 15,485 RSUs. See Item 6 for details regarding these awards.

Ms. Edith Lutnick purchased 4,545 shares of Class A Common Stock in the Company’s initial public offering, purchased an additional 1,000 shares of Class A Common Stock following the Company’s initial public offering and inherited an additional 79,922 shares of Class A Common Stock.

In addition, see the response to Item 4, which is incorporated by reference therein.

CUSIP NO. 05541T 10 1	13D	PAGE 7 OF 28 PAGES

Item 4.	PURPOSE OF TRANSACTION.

(a)—(j) In May 2005, Mr. Lutnick caused CFLP to propose a series of meetings and discussions with the independent directors of the Company regarding a potential combination between certain businesses of CFLP engaged in providing interdealer brokerage services to wholesale fixed income, interest rate, foreign exchange and derivative markets worldwide (the “BGC businesses”) and the Company. As a result thereof, on May 29, 2007, BGC Partners, LLC (formerly “BGC Partners, Inc.”), CFLP, the Company, BGC Partners, L.P., BGC Global Holdings, L.P., and BGC Holdings, L.P. (“BGC Holdings”) executed an Agreement and Plan of Merger that was subsequently amended on November 5, 2007 and February 1, 2008 (as amended, the “Merger Agreement”), pursuant to which BGC Partners, LLC. was merged with and into the Company on April 1, 2008 (the “Merger”), with the Company being the surviving corporation in the Merger and being renamed “BGC Partners, Inc.” Prior to the Merger, pursuant to a Separation Agreement by and among CFLP, BGC Partners, LLC, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, CFLP separated the BGC businesses from the remainder of its businesses (the “Separation”). The Separation, the Merger, the Merger Agreement and the transactions contemplated thereby are hereinafter referred to as the “Transaction.” The Transaction was approved by the Company’s stockholders at a special meeting of stockholders on March 14, 2008. For a description of the Transaction, as well as the discussions between CFLP and the independent directors of the Company leading up to the Merger Agreement, see the Company’s Definitive Proxy Statement, filed with the U.S. Securities and Exchange Commission on February 11, 2008 (the “Definitive Proxy Statement”), which is Exhibit 2 hereto and is incorporated by reference herein.

To acquire the BGC businesses, the Company issued in the Merger an aggregate of 133,860,000 shares of Common Stock and rights to acquire shares of Common Stock. Of these shares and rights to acquire shares, 77,860,000 were in the form of Class A Common Stock and rights to acquire Class A Common Stock (9,618,764 shares and no less than 68,241,236 rights), and 56,000,000 were in the form of Class B Common Stock and rights to acquire Class B Common Stock (12,350,307 shares and up to 43,649,693 rights). Immediately after the Transaction, CFLP held 10,781,010 shares of Class A Common Stock and 31,799,362 shares of Class B Common Stock.

In connection with the Separation, CFLP provided its limited partners, the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A hereto distribution rights. The distribution rights provided to limited partners of CFLP who did not provide services primarily or exclusively to the BGC businesses (the “retained partners”), which includes the Reporting Persons (other than CFLP) and certain other persons listed on Schedule A hereto, generally entitle the holder to receive a distribution of a fixed number of shares of Class A Common Stock from CFLP on the ninth anniversary of the completion of the Merger, subject to acceleration in certain circumstances, as follows:

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held three years or longer as of the completion of the Merger, one-third of the shares underlying the distribution rights on each of the 12-, 18- and 24-month anniversaries of the completion of the Merger; and

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held less than three years as of the completion of the Merger, one-fifth of the shares underlying the distribution rights on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, in each case, if, as of the applicable anniversary date, that holder continues to provide services to CFLP and has not breached his, her or its CFLP partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of CFLP, to the extent applicable. The distribution

CUSIP NO. 05541T 10 1	13D	PAGE 8 OF 28 PAGES

rights provided by CFLP to limited partners of CFLP who provided services primarily or exclusively to the BGC businesses (the “founding partners”) entitle the holder to receive a fixed number of shares of Class A Common Stock from CFLP, with one-third of such shares distributable on each of the 12-, 24- and 36-month anniversaries of the completion of the Merger.

In connection with the Separation, CFLP provided to retained and founding partners distribution rights with respect to an aggregate of 33,368,608 shares of Common Stock (25,450,278 shares with respect to retained partners and 7,918,330 shares with respect to founding partners) that it holds, or will hold as a result of the Transaction. The following table shows the approximate number of shares of Class A Common Stock underlying distribution rights to be received by the Reporting Persons (other than CFLP) and the other persons listed on Schedule A hereto who received distribution rights from CFLP in the Separation:

Name	Number of Shares Underlying Distribution Rights
Mr. Lutnick (1)(2)(4)	7,742,325
CFGM (3)	2,050,197
KBCR (4)	2,048,000
Mr. Fraser (5)	124,991
Mr. Merkel (6)	235,683
Ms. Edith Lutnick (7)	43,368
Mr. Barnard (8)	68,422
Ms. Allison Lutnick (1)	0

(1)	A trust for the benefit of descendants of Mr. Lutnick (the “Trust”), of which Ms. Allison Lutnick, Mr. Lutnick’s wife, is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, also will receive distribution rights relating to 1,610,182 shares of Class A Common Stock, of which 536,727, 536,727 and 536,728 shares are expected to be received by the Trust on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable. In addition, LFA LLC, a Delaware limited liability company whose members include Mr. Lutnick’s wife and for which Mr. Lutnick is the managing member (“LFA”), received distribution rights relating to 171,842 shares of Class A Common Stock, of which 57,281, 57,281 and 57,280 shares are expected to be received by LFA on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable.
(2)	Of the 7,742,325 shares of Class A Common Stock underlying distribution rights, 2,125,611, 2,125,611, 2,125,611, 682,746 and 682,746 shares are expected to be received by Mr. Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable.
(3)	Of the 2,050,197 shares of Class A Common Stock underlying distribution rights, 683,399, 683,399 and 683,399 shares are expected to be received by CFGM on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable.
(4)	Of the 2,048,000 shares of Class A Common Stock underlying distribution rights, 682,667, 682,667 and 682,666 shares are expected to be received by KBCR on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable.
(5)	Of the 124,991 shares of Class A Common Stock underlying distribution rights of Mr. Fraser, 41,664, 41,664 and 41,663 shares are expected to be received by Mr. Fraser on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable. In addition, three trusts for the benefit of Mr. Fraser’s children received distribution rights relating to 345,029 shares of Class A Common Stock, of which 115,010, 115,010 and 115,009 shares are expected to be received by the trusts on the 12-, 18-, and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable. In addition, Lord Lovat received distribution rights relating to 1,871,873 shares of Class A Common Stock, of which 623,958, 623,958 and 623,957 shares are expected to be received by Lord Lovat on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable.
(6)	Of the 235,683 shares of Class A Common Stock underlying distribution rights, 76,315, 76,315, 76,315, 3,369 and 3,369 shares are expected to be received by Mr. Merkel on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above.
(7)	Of the 43,368 shares of Class A Common Stock underlying distribution rights, 8,674, 8,674, 8,674, 8,673 and 8,673 shares are expected to be received by Ms. Edith Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above, to the extent applicable.
(8)	Of the 68,422 shares of Class A Common Stock underlying distribution rights, 13,685, 13,685, 13,684, 13,684 and 13,684 shares are expected to be received by Mr. Barnard on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively, subject to satisfaction of the conditions described above.

CUSIP NO. 05541T 10 1	13D	PAGE 9 OF 28 PAGES

See “Proposal 1—The Merger—Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger—Distribution Rights” on pages 109 through 110 of the Definitive Proxy Statement and “Item 2.01. Completion of Acquisition or Disposition of Assets” of the Current Report on Form 8-K/A filed with the SEC on April 16, 2008 (the “April 16 Form 8-K/A”), which are incorporated by reference herein.

In connection with the Separation, CFLP received 44,821,399 BGC Holdings limited partnership units transferred to the founding partners in redemption of their existing limited partnership units in CFLP. The BGC Holdings limited partnership units that CFLP transferred to founding partners are not exchangeable with the Company for shares of Common Stock unless (1) CFLP reacquires such units from BGC Holdings upon redemption of such interests by BGC Holdings (which CFLP has the right to do under certain circumstances with respect to interests that have not become exchangeable), in which case such units will be exchangeable with the Company, on a one-for-one basis (subject to customary antidilution adjustments), for Class A Common Stock or Class B Common Stock, or (2) CFLP determines that such units can be exchanged by such founding partners with the Company for Class A Common Stock, on a one-for-one basis (subject to customary anti-dilution adjustments), on terms and conditions to be determined by CFLP, provided that such terms and conditions do not have an adverse effect on the Company (which exchange of certain units CFLP expects to permit from time to time). CFLP has provided all founding partners (other than two executive officers of the Company as of the completion of the Merger) with the right to exchange 20% of their BGC Holdings limited partnership units with the Company, beginning upon the completion of the Merger, for restricted shares of Class A Common Stock, on a one-for-one basis (subject to customary anti-dilution adjustments), with one-third of the shares received by a founding partner upon exchange becoming saleable on each of the first, second and third anniversaries of the completion of the Merger, subject to applicable law. CFLP has also provided the two aforementioned executive officers with certain rights to exchange a portion of their BGC Holdings limited partnership interests beginning upon the completion of the Merger and additional portions of such interests beginning on annual anniversaries of the completion of the Merger (commencing with the second anniversary). See “Certain Relationships and Related Transactions Before and After the Merger—Exchangeability of Founding Partner Interests” on pages 199 through 200 of the Definitive Proxy Statement and “Item 2.01. Completion of Acquisition or Disposition of Assets” of the April 16 Form 8-K/A, which are incorporated by reference herein.

In connection with the Separation, CFLP received 67,069,530 BGC Holdings limited partnership units in addition to those it transferred to the founding partners in redemption of their limited partnership units in CFLP. After the first anniversary of the completion of the Separation, the BGC Holdings limited partnership units held by CFLP will be exchangeable with the Company for Class B Common Stock (or, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, Class A Common Stock) on a one-for-one basis (subject to customary anti-dilution adjustments). CFLP will, however, be able to exchange up to an aggregate of 20 million of its BGC Holdings limited partnership units prior to the first anniversary of the completion of the Separation for shares of Class A Common Stock in connection with a broad-based public offering including all shares of Class A Common Stock received upon such exchange, underwritten by a nationally recognized investment banking firm. In addition, CFLP will have a right to purchase from BGC Holdings any BGC Holdings limited partnership units held by founding partners that are redeemed by BGC Holdings upon termination or bankruptcy of a founding partner or upon mutual consent of the Company, as the general partner of BGC Holdings, and CFLP, as the holder of a majority in interest of the exchangeable limited partnership interests in BGC Holdings. Any such BGC Holdings limited partnership units acquired by CFLP, while not exchangeable in the hands of the founding partner absent a determination by CFLP to the contrary, will be exchangeable by CFLP for shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case, on a one-for-one basis (subject to customary anti-dilution adjustments), on the same basis as CFLP’s other BGC Holdings limited partnership units. See “Related Agreements—Amended and

CUSIP NO. 05541T 10 1	13D	PAGE 10 OF 28 PAGES

Restated BGC Holdings Limited Partnership Agreement” on pages 133 through 148 of the Definitive Proxy Statement and “Item 2.01. Completion of Acquisition or Disposition of Assets” of the April 16 Form 8-K/A, which are incorporated by reference herein.

In addition, as of the completion of the Merger, 1,569,859 restricted equity units (“REUs”) in BGC Holdings were outstanding. The terms and conditions of the exchangeability for Company Class A Common Stock of 1,043,544 of the REUs outstanding as of the completion of the Merger will be determined by the Company, as the indirect general partner of BGC Holdings, subject to CFLP’s consent, as the holder of a majority in interest of the BGC Holdings exchangeable limited partnership interests, in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of BGC Holdings Limited Partnership (the “BGC Holdings Limited Partnership Agreement”), and 526,315 of the REUs outstanding as of the completion of the Merger were issued in connection with an acquisition and become exchangeable over time if certain performance goals are met. Messrs. Lutnick and Merkel were issued 265,487 and 41,912 REUs, respectively, of the REUs that were outstanding as of the completion of the Merger. No working partner units of BGC Holdings were outstanding as of the completion of the Merger. Any such units that are issued in the future will not be exchangeable unless otherwise determined by the Company, as the indirect general partner of BGC Holdings, subject to CFLP’s consent, as the holder of a majority in interest of the BGC Holdings exchangeable limited partnership interests, in accordance with the terms of the BGC Holdings Limited Partnership Agreement. See “Proposal 1—The Merger—Structure of the Combined Company” on pages 76 through 82 of the Definitive Proxy Statement, “Certain Relationships and Related Transactions Before and After the Merger—Exchangeability of REU Interests” and “—Exchangeability of Working Partner Interests” on page 200 of the Definitive Proxy Statement and “Item 2.01. Completion of Acquisition or Disposition of Assets” of the April 16 Form 8-K/A, which are incorporated by reference herein.

The following occurred in connection with the Transaction in response to Items 4(a)—(j):

In connection with the Transaction, the Reporting Persons and the other persons listed on Schedule A hereto acquired additional securities of the Company. See “Proposal 1—The Merger—Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger” on pages 104 through 111 of the Definitive Proxy Statement and “Item 2.01. Completion of Acquisition or Disposition of Assets” of the April 16 Form 8-K/A, which are incorporated by reference herein.

The Transaction included various extraordinary transactions involving the Company. See “Proposal 1—The Merger—Structure of the Combined Company” on pages 76 through 82 of the Definitive Proxy Statement, “The Merger Agreement” on pages 113 through 125 of the Definitive Proxy Statement and “Related Agreements” on pages 126 through 155 of the Definitive Proxy Statement, which are incorporated by reference herein.

As a result of the Transaction, there have been changes in the present management of the Company. See “Management Before and After the Merger—Directors and Executive Officers Before and After the Merger” on pages 156 through 158 of the Definitive Proxy Statement and “Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the Current Report on Form 8-K filed with the SEC on April 7, 2008 (the “April 7 Form 8-K”), which are incorporated by reference herein.

As a result of the Transaction, there has been a material change in the capitalization and dividend policy

CUSIP NO. 05541T 10 1	13D	PAGE 11 OF 28 PAGES

of the Company. See “Proposal 1—The Merger—Structure of the Combined Company” on pages 76 through 82 of the Definitive Proxy Statement, “Proposal 1—The Merger—Interests of Directors, Executive Officers and Certain Beneficial Owners in the Merger” on pages 104 through 111 of the Definitive Proxy Statement and “Information About the Combined Company—Dividend Policy” on pages 255 through 257 of the Definitive Proxy Statement and “Item 2.01. Completion of Acquisition or Disposition of Assets” of the April 16 Form 8-K/A, which are incorporated by reference herein.

As a result of the Transaction, there has been a material change in the Company’s business. See “Information About the Combined Company” on pages 252 through 258 of the Definitive Proxy Statement, which is incorporated by reference herein.

In connection with the Transaction, BGC Partners, LLC entered into a registration rights agreement with CFLP, pursuant to which the holders of Common Stock, to be issued upon exchange of the BGC Holdings limited partnership units held by CFLP or upon conversion of Class B Common Stock into Class A Common Stock, have registration rights. See “Related Agreements—Separation Registration Rights Agreement” on page 152 of the Definitive Proxy Statement and the Registration Rights Agreement by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC, dated as of March 31, 2008, which is Exhibit 5 hereto, which are incorporated by reference herein.

Changes in the Company’s Certificate of Incorporation and Bylaws were effected in connection with the Transaction. See “The Merger Agreement—Closing; Effective Time” on page 113 of the Definitive Proxy Statement, “Proposal 2—Approval of Amendment to Certificate of Incorporation Regarding Authorized Class A Common Stock” on pages 288 through 289 of the Definitive Proxy Statement, “Proposal 3—Approval of Amendment to Certificate of Incorporation Regarding Corporate Opportunities” on pages 290 through 291 of the Definitive Proxy Statement, the Amended and Restated Certificate of Incorporation of BGC Partners, Inc. which is Exhibit 6 hereto and the Amended and Restated Bylaws of BGC Partners, Inc. which is Exhibit 7 hereto, which are incorporated by reference herein.

The Company has filed a registration statement on Form S-1 with respect to a primary and secondary offering of the Company’s Class A common stock. The number of shares to be offered and the proposed price per share have not yet been determined. Certain of the shares will be offered by selling stockholders, including one or more of the Reporting Persons. In addition, from time to time, Mr. Lutnick and/or the other Reporting Persons may transfer shares in connection with gifts or charitable donations.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following information is provided as of April 1, 2008:

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 10,781,010 shares of Class A Common Stock owned of record by it, and (ii) 31,799,362 shares of Class B Common Stock owned of record by it. CFLP shares voting and dispositive power over these shares with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class B Common Stock owned of record by it, and (iii) 42,580,372 shares of Common Stock (10,781,010 shares of Class A Common Stock and 31,799,362 shares of Class B Common Stock) owned of record by CFLP.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 940,673 shares of Class A Common Stock owned of record by him, (ii) 9,175,000 shares of Class A Common

CUSIP NO. 05541T 10 1	13D	PAGE 12 OF 28 PAGES

Stock subject to options exercisable within 60 days of April 1, 2008, and (iii) 4,062 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account. Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 175,589 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust, and (ii) an aggregate of 43,017,929 shares of Common Stock (11,169,822 shares of Class A Common Stock and 31,848,107 shares of Class B Common Stock) owned of record by CFGM and CFLP by virtue of being the President and sole shareholder of CFGM.

KBCR does not beneficially own any shares of Class A Common Stock.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, 27,431 shares of Class A Common Stock owned of record by trusts for the benefit of his children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,688 shares of Class A Common Stock owned of record by him, (ii) 610,000 shares of Class A Common Stock subject to options exercisable within 60 days of April 1, 2008, and (iii) 3,892 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 94,467 shares of Class A Common Stock owned of record by her.

Mr. Barnard does not beneficially own any shares of Class A Common Stock.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned as of April 1, 2008 by each of the Reporting Persons and the other persons listed on Schedule A hereto:

Number of Shares of Class A Common Stock:

CFLP	42,580,372
CFGM	43,017,929
Mr. Lutnick	53,313,253
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	631,830
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

Percent of Class A Common Stock:

CFLP	58.4%
CFGM	59.0%
Mr. Lutnick	65.0%
KBCR	0%
Mr. Fraser	*
Mr. Merkel	1.5%

*	Less than 1%

CUSIP NO. 05541T 10 1	13D	PAGE 13 OF 28 PAGES

Ms. Edith Lutnick	*
Mr. Barnard	0%
Ms. Allison Lutnick	0%

(b) Number of shares of Class A Common Stock beneficially owned as of April 1, 2008 as to which the Reporting Persons and each of the other persons listed on Schedule A hereto have:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,119,735
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	629,580
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	42,580,372
CFGM	43,017,929
Mr. Lutnick	43,193,518
KBCR	0
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,119,735
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	629,580
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

*	Less than 1%

CUSIP NO. 05541T 10 1	13D	PAGE 14 OF 28 PAGES

(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	42,580,372
CFGM	43,017,929
Mr. Lutnick	43,193,518
KBCR	0
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(c) On February 14, 2008, CFLP gifted an aggregate of 460,757 shares of Class A Common Stock to charitable organizations.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

In addition, under a Registration Rights Agreement, dated as of December 9, 1999, by and among CFLP, CFS and the Company, entered into in connection with the formation of the Company, CFLP has certain registration rights with respect to the shares of Class A Common Stock issued or issuable to it in connection with the conversion of its shares of Class B Common Stock. See “Certain Relationships and Related Transactions Before and After the Merger—Registration Rights Agreements—Formation Registration Rights Agreement” on pages 191 through 192 of the Definitive Proxy Statement, which is incorporated by reference herein.

BGC Holdings is owned jointly by CFLP, the Company and certain individuals who were limited partners of Cantor prior to the Separation and the Transaction. CFLP, as the holder of the exchangeable limited partnership interests in BGC Holdings, has various rights under the terms of the BGC Holdings Limited Partnership Agreement, including with respect to providing founding partners with right to exchange BGC Holdings limited partnership interests for shares of the Company’s Class A Common Stock and the acquisition by CFLP of certain BGC Holdings limited partnership interests redeemed by BGC Holdings, as well as consent rights with respect to certain actions. See “Related Agreements—Amended and Restated BGC Holdings Limited Partnership Agreement” on pages 133 through 152 of the Definitive Proxy Statement, “Item 2.01. Completion of Acquisition or Disposition of Assets” of the April 16 Form 8-K/A and the BGC Holdings Limited Partnership Agreement which is Exhibit 12 hereto, which are incorporated herein by reference.

CUSIP NO. 05541T 10 1	13D	PAGE 15 OF 28 PAGES

On July 26, 2007, the Company entered into a secured promissory note and a pledge agreement with CFLP in which the Company agreed to lend to CFLP up to $100,000,000 on a secured basis from time to time. CFLP has pledged to the Company, pursuant to the pledge agreement, such number of shares of Class A Common Stock and Class B Common Stock as equals 125% of the principal amount of the loan amount outstanding on any given date. Based on the closing price of $11.72 per share of Class A Common Stock on April 2, 2008, and assuming the entire available loan amount was outstanding, this pledge would cover 10,665,529 shares. On March 14, 2008, no loan amount was outstanding.

The following table shows all outstanding options, all of which are exercisable, held by Messrs. Lutnick and Merkel as of April 1, 2008:

Name	Number of Securities Underlying Options	Option Exercise Price ($)	Option Award Date	Option Expiration Date
Howard W. Lutnick	2,000,000	22.00	12/9/1999	12/9/2009
	625,000	16.88	11/28/2000	11/28/2010
	1,500,000	5.10	10/19/2001	10/19/2011
	1,000,000	14.39	12/9/2002	12/9/2012
	1,000,000	21.42	12/9/2003	12/9/2013
	1,000,000	13.00	12/20/2004	12/20/2014
	250,000	8.42	8/22/2006	8/22/2016
	800,000	8.80	12/15/2006	12/15/2016
	1,000,000	10.82	12/28/2007	12/28/2017
Stephen M. Merkel	100,000	22.00	12/9/1999	12/9/2009
	100,000	16.88	11/28/2000	11/28/2010
	110,000	5.10	10/19/2001	10/19/2011
	100,000	14.39	12/9/2002	12/9/2012
	100,000	21.42	12/9/2003	12/9/2013
	100,000	11.47	12/20/2004	12/20/2014

On December 15, 2006, the Company awarded Mr. Merkel 5,681 RSUs units, 3,787 of which vested on December 15, 2007. The remaining 1,894 RSUs were scheduled to vest on December 15, 2008; however, on December 28, 2007, the Company’s Board of Directors accelerated the vesting of such RSUs, making such RSUs fully vested. On December 14, 2007, the Company awarded Mr. Merkel 9,804 RSUs, which will vest in one-third increments each year for three years on December 14, 2008, December 14, 2009 and December 14, 2010.

In addition, BGC Partners, LLC entered into change of control agreements with Messrs. Lutnick and Merkel, which agreements were assumed at the completion of the Merger by the Company. The agreements with Messrs. Lutnick and Merkel provide that, among other things, upon a change of control of the Company, the vesting of all unvested stock options and restricted stock units then held by them will be accelerated (unless otherwise provided in the applicable award agreement). See “Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the April 7 Form 8-K, the Change in Control Agreement, dated as of March 31, 2008, by and between Howard W. Lutnick and BGC Partners, LLC which is Exhibit 11 hereto and the Change in Control Agreement, dated as of March 31, 2008, by and between Stephen M. Merkel and BGC Partners, LLC which is Exhibit 12 hereto, which are incorporated by reference herein.

CUSIP NO. 05541T 10 1	13D	PAGE 16 OF 28 PAGES

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement, dated as of April 24, 2008, among the Reporting Persons.

Exhibit 2	eSpeed’s Definitive Proxy Statement, filed with the U.S. Securities and Exchange Commission on February 11, 2008 (the “Definitive Proxy Statement”) (incorporated by reference).

Exhibit 3	Agreement and Plan of Merger, dated as of May 29, 2007, by and among BGC Partners, Inc., Cantor Fitzgerald, L.P., eSpeed, Inc., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (including Amendment No. 1 thereto, dated as of November 5, 2007, and Amendment No. 2 thereto, dated as of February 1, 2008) (incorporated by reference to Annex A to the Definitive Proxy Statement).

Exhibit 4	Separation Agreement, dated as of March 31, 2008, by and among Cantor Fitzgerald, L.P., BGC Partners, LLC, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (the “April 7 Form 8-K”)).

Exhibit 5	Registration Rights Agreement by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC, dated as of March 31, 2008 (incorporated by reference to Exhibit 10.4 to the April 7 Form 8-K).

Exhibit 6	Amended and Restated Certificate of Incorporation of BGC Partners, Inc. (incorporated by reference to Exhibit 3.1 to the April 7 Form 8-K).

Exhibit 7	Amended and Restated Bylaws of BGC Partners, Inc. (incorporated by reference to Exhibit 3.2 to the April 7 Form 8-K).

Exhibit 8	Registration Rights Agreement, dated as of December 9, 1999, by and among the Company and the Investors named therein (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit 9	Secured Promissory Note, dated as of July 26, 2007, between Cantor Fitzgerald, L.P. and eSpeed, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2007).

Exhibit 10	Pledge Agreement, dated as of July 26, 2007, between Cantor Fitzgerald, L.P. and eSpeed, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2007).

Exhibit 11	Change of Control Agreement, dated as of March 31, 2008, by and between Howard W. Lutnick and BGC Partners, LLC (incorporated by reference to Exhibit 10.12 to the April 7 Form 8-K).

Exhibit 12	Change of Control Agreement, dated as of March 31, 2008, by and between Stephen M. Merkel and BGC Partners, LLC (incorporated by reference to Exhibit 10.13 to the April 7 Form 8-K).

Exhibit 13	Amended and Restated Limited Partnership Agreement of BGC Holdings, L.P., dated as of March 31, 2008 (incorporated by reference to Exhibit 10.1 to the April 7 Form 8-K).

[The remainder of this page is intentionally left blank.]

CUSIP NO. 05541T 10 1	13D	PAGE 17 OF 28 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2008

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D dated April 24, 2008]

CUSIP NO. 05541T 10 1	13D	PAGE 18 OF 28 PAGES

Schedule A

CANTOR FITZGERALD, L.P.

499 Park Avenue

New York, New York 10022

Controlling Persons and Executive Officers of Cantor Fitzgerald, L.P., a Delaware limited partnership:

Howard W. Lutnick	Chairman, President and Chief Executive Officer
Stuart A. Fraser	Vice Chairman
Stephen M. Merkel	Executive Managing Director, General Counsel and Secretary

Managing General Partner:	CF Group Management, Inc.

See the description of CF Group Management, Inc. below for a description of the Controlling Persons, Directors and Executive Officers thereof. See below for the description of KBCR Management Partners, LLC, a General Partner of Cantor Fitzgerald, L.P.

See below for the descriptions of Messrs. Lutnick, Fraser and Merkel.

CUSIP NO. 05541T 10 1	13D	PAGE 19 OF 28 PAGES

(Schedule A Continued)

CF GROUP MANAGEMENT, INC.

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Controlling Persons, Directors and Executive Officers of CF Group Management, Inc., a New York corporation:

Howard W. Lutnick	President and Director
Edith Lutnick	Vice President
Stephen M. Merkel	Vice President, Secretary and Director
Douglas Barnard	Chief Financial Officer
Allison Lutnick	Director
Stuart A. Fraser	Director

Sole Shareholder:	Howard W. Lutnick

CF Group Management, Inc. is the Managing General Partner of Cantor Fitzgerald, L.P.

See below for the descriptions of Messrs. Lutnick, Merkel, Barnard and Fraser and Ms. Edith Lutnick and Ms. Allison Lutnick.

CUSIP NO. 05541T 10 1	13D	PAGE 20 OF 28 PAGES

(Schedule A Continued)

HOWARD W. LUTNICK

c/o BCG Partners, Inc.

499 Park Avenue

New York, New York 10022

Mr. Lutnick’s principal occupation is serving as Chairman and Co-Chief Executive Officer of BGC Partners, Inc. and as Chairman, President and Chief Executive Officer of Cantor Fitzgerald, L.P. Mr. Lutnick is the President and sole shareholder of CF Group Management, Inc.

Mr. Lutnick is Ms. Allison Lutnick’s husband. Mr. Lutnick is Ms. Edith Lutnick’s brother.

Except as reported under Item 5, Mr. Lutnick does not beneficially own any shares of Class A Common Stock of the Company. Mr. Lutnick is a United States citizen.

CUSIP NO. 05541T 10 1	13D	PAGE 21 OF 28 PAGES

(Schedule A Continued)

KBCR MANAGEMENT PARTNERS, LLC

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Controlling Persons of KBCR Management Partners, LLC, a Delaware limited liability company:

Sole Managing Member:	Howard W. Lutnick, as Trustee of The Howard W. Lutnick Revocable Trust

Currently, KBCR Management Partners, LLC has no officers or directors.

KBCR Management Partners, LLC is a General Partner of Cantor Fitzgerald, L.P.

KBCR Management Partners, LLC does not beneficially own any shares of Class A Common Stock of the Company.

See above for the description of Mr. Lutnick.

CUSIP NO. 05541T 10 1	13D	PAGE 22 OF 28 PAGES

(Schedule A Continued)

STUART A. FRASER

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Mr. Fraser’s principal occupation is serving as a private investor in a number of business ventures. In addition, Mr. Fraser serves as Vice Chairman of Cantor Fitzgerald, L.P.

Except as reported under Item 5, Mr. Fraser does not beneficially own any shares of Class A Common Stock of the Company. Mr. Fraser is a United States citizen.

CUSIP NO. 05541T 10 1	13D	PAGE 23 OF 28 PAGES

(Schedule A Continued)

STEPHEN M. MERKEL

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Mr. Merkel’s principal occupation is serving as Executive Managing Director, General Counsel and Secretary of Cantor Fitzgerald, L.P. and as Executive Vice President, General Counsel, Treasurer and Secretary of BGC Partners, Inc.

Except as reported under Item 5, Mr. Merkel does not beneficially own any shares of Class A Common Stock of the Company. Mr. Merkel is a United States citizen.

CUSIP NO. 05541T 10 1	13D	PAGE 24 OF 28 PAGES

(Schedule A Continued)

EDITH LUTNICK

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Ms. Edith Lutnick’s principal occupation is Executive Director of the Cantor Fitzgerald Relief Fund and Eurobrokers Relief Fund.

Ms. Edith Lutnick is Mr. Lutnick’s sister. Ms. Edith Lutnick is Ms. Allison Lutnick’s sister-in-law.

Except as reported under Item 5, Ms. Edith Lutnick does not beneficially own any shares of Class A Common Stock of the Company. Ms. Edith Lutnick is a United States citizen.

CUSIP NO. 05541T 10 1	13D	PAGE 25 OF 28 PAGES

(Schedule A Continued)

DOUGLAS BARNARD

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Mr. Barnard’s principal occupation is serving as Chief Financial Officer of Cantor Fitzgerald, L.P. and Chief Financial Officer of CF Group Management, Inc.

Mr. Barnard does not beneficially own any shares of Class A Common Stock of the Company. Mr. Barnard is a United States citizen.

CUSIP NO. 05541T 10 1	13D	PAGE 26 OF 28 PAGES

(Schedule A Continued)

ALLISON LUTNICK

c/o Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

Ms. Allison Lutnick’s principal occupation is serving as a philanthropist and private investor.

Ms. Allison Lutnick is Mr. Lutnick’s wife. Ms. Allison Lutnick is Ms. Edith Lutnick’s sister-in-law.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock of the Company. Ms. Allison Lutnick is a United States citizen.

CUSIP NO. 05541T 10 1	13D	PAGE 27 OF 28 PAGES

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of April 24, 2008, among the Reporting Persons.

Exhibit 2	eSpeed’s Proxy Statement, filed with the U.S. Securities and Exchange Commission on February 11, 2008 (the “Definitive Proxy Statement”) (incorporated by reference).

Exhibit 3	Agreement and Plan of Merger, dated as of May 29, 2007, by and among BGC Partners, Inc., Cantor Fitzgerald, L.P., eSpeed, Inc., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (including Amendment No. 1 thereto, dated as of November 5, 2007, and Amendment No. 2 thereto, dated as of February 1, 2008) (incorporated by reference to Annex A to the Definitive Proxy Statement).

Exhibit 4	Separation Agreement, dated as of March 31, 2008, by and among Cantor Fitzgerald, L.P., BGC Partners, LLC, BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (the “April 7 Form 8-K”)).

Exhibit 5	Registration Rights Agreement by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC, dated as of March 31, 2008 (incorporated by reference to Exhibit 10.4 to the April 7 Form 8-K).

Exhibit 6	Amended and Restated Certificate of Incorporation of BGC Partners, Inc. (incorporated by reference to Exhibit 3.1 to the April 7 Form 8-K).

Exhibit 7	Amended and Restated Bylaws of BGC Partners, Inc. (incorporated by reference to Exhibit 3.2 to the April 7 Form 8-K).

Exhibit 8	Registration Rights Agreement, dated as of December 9, 1999, by and among the Company and the Investors named therein (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit 9	Secured Promissory Note, dated as of July 26, 2007, between Cantor Fitzgerald, L.P. and eSpeed, Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2007).

Exhibit 10	Pledge Agreement, dated as of July 26, 2007, between Cantor Fitzgerald, L.P. and eSpeed, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 31, 2007).

Exhibit 11	Change of Control Agreement, dated as of March 31, 2008, by and between Howard W. Lutnick and BGC Partners, LLC (incorporated by reference to Exhibit 10.12 to the April 7 Form 8-K).

Exhibit 12	Change of Control Agreement, dated as of March 31, 2008, by and between Stephen M. Merkel and BGC Partners, LLC (incorporated by reference to Exhibit 10.13 to the April 7 Form 8-K).

Exhibit 13	Amended and Restated Limited Partnership Agreement of BGC Holdings, L.P., dated as of March 31, 2008 (incorporated by reference to Exhibit 10.1 to the April 7 Form 8-K).

CUSIP NO. 05541T 10 1	13D	PAGE 28 OF 28 PAGES

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 24th day April, 2008, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of eSpeed, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick